# Nwicode

App creator for business without writing code Easiest and most effective platform that will enable businesses to use service as an online growth strategy

# Problem

Today, many companies have started to order their own mobile applications, spending from 5-10 thousand dollars on them and waiting from 3 to 6 months.

## Problem 1

High cost and long time for mobile app development

## Problem 2

The need to maintain programmers for further maintenance and support

## Problem 3

Today, the skill of coding prevents billions of people from bringing their ideas to life. We believe this needs to change. We believe anyone should be able to create an app regardless of their technical expertise.

# Nwicode

we developed the Nwicode platform, which not only helps small businesses save tens of thousands of dollars, but also increases the growth and value of the company itself, making their customers more loyal

## Solution 1

Nwicode Democratizes Mobile App Development. Helping businesses save hundreds of thousands of dollars by developing and supporting a mobile app. Launch time from 2 to 5 days

## Solution 2

Increases brand reputation, company growth and customer loyalty by more than 45%

## Solution 3

Continuous support and updates of the platform. Provides a new sales channel and full automation of the process using AI in the mobile app


Unique home page app layout builder
Revolutionary technology to design your app, as simple as putting together jigsaw puzzles.
NWICODE
Notes
13:28:08 02/12/2020
Dashboard
App creator
Color & Css
App analytics
Feature Analytics
Terms & Conditions
APIs
Advanced
Users
Promote
Mobicart Admin Panel
WebHook
Wallet
Features
Design
Application
Publication
Drag components.
Create your app visually by dragging and dropping ready-made mobile components to the device emulator.
Use first function as home page?
STEP 1. FORM THE TABLE
STEP 2. ADD ELEMENTS
INTO TABLE CELLS.
MENU
Side menu
BACKGROUND
Change your homepage. Recommended size: 2732 x 2732px
Title
OUR NEWS

# Mobile App Builder

Nwicode - it is a browser-based platform that allows anyone to create apps easily and quickly. The platform gives you the opportunity to independently develop, create and run amazing applications.

# Timing

## Reason 1

Why “now” - the pandemic has made its own adjustments and business rules, the demand for mobile applications has grown significantly and now is the best time for our company to rise and reach the next level

## Reason 2

The mobile app market is just starting to grow...
In a market that is increasingly focused on mobile devices, businesses are no longer looking for how to create a website, but instead are looking for the advantages of an app over a website.


DISCOUNT
MENU

## Target Market 1

Web agencies, marketing companies, and freelancers. Everyone who helps companies create websites today

## Target Market 2

Small and medium-sized businesses, companies whose business is present on the Internet

# Target Market

First of all, we are aimed at marketing and web agencies, which, using our service, will bring us new customers



# Size the Market

With over 1.7 billion websites in total worldwide, websites have grown to become more accessible, faster and more advanced. Web design and development are accessible to brands and businesses around the world.

**399,9 Billion**

Total Available Market (TAM)

**300 Billon**

Serviceable Available Market (SAM)

**99,9 Billion**

Serviceable Obtainable Market (SOM)

# Direct Competitors

ADALO

APPY PIE

# Indirect Competitors

## Advantage 1

Open source code for developers, which allows you to create any complex projects

## Advantage 3

We were the first among our competitors to implement artificial intelligence, making it affordable for small and medium businesses

## Advantage 2

The ability to create applications in the Nwicode cloud or install the platform on your own server

## Advantage 4

Out-of-the-box integration with the most popular CMS platforms: Shopify, Woocommerce, Wordpress, OpenCart, etc.

# Competitive Advantages

# Competitor Approach

## Approach 1

We are the only service that offers completely open source code, thanks to which you can expand the functionality without waiting for developers from Nwicode

## Approach 2

The service is aimed at zero coders and programmers, all those who provide services on the Internet

## Approach 3

Our main focus in achieving this goal is to partner with a society that likes to work with tools without code

# Business or Revenue Model

We provide our customers with 2 options for using our service:

Mobile app development in the cloud:
Monthly subscriptions from $ 15 to $ 50 per month
Boxed versions:
1 year license with an average check of $ 450

Key indicators:
Cost of living (LTV) - 300$
Cost of customer acquisition (CAC) - 7$

How we earn money

# The Team



**Semion Matyash**
Founder/CTO



**Ruslan Bugaev**
Founder and CEO



**Alesya Sizova**
CCO - chief business officer

# The Team







**Alexander Govorkov**
CSA - chief software architect

**Brandon Lee**
Chief Technology Officer

**Diana Sizova**
CPC - chief professional consultant

# The Team



**Lyudmila Romanova**
Sales Manager



**Yaroslav Ponomarenko**
Partner Relations Manager



**Gagik Mneyan**
Programmer

+1 305 791 5577

partner@nwicode.com

www.nwicode.com

# Contact Us